EXHIBIT 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

ANNOUNCEMENT ON CHANGES IN ACCOUNTING ESTIMATES

Important Notice:

As at 30 June 2022, changes in accounting estimates resulted in an increase in liabilities of life insurance contracts by RMB12,287 million and an increase in liabilities of long-term health insurance contracts by RMB1,842 million, which in aggregate reduced profit before tax by RMB14,129 million for the six months ended 30 June 2022.

I. Introduction

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, lapse rates, expenses assumptions and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

The changes in accounting estimates were considered and approved at the seventeenth meeting of the seventh session of the Board of Directors on 25 August 2022.

II. Details of the Changes in Accounting Estimates and the Impact on the Company

The Company determined actuarial assumptions which include, among others, discount rates, mortality rates, morbidity rates, lapse rates, expenses assumptions and policy dividends assumptions based on current information available as at the date of the balance sheet. These assumptions were used to calculate the liabilities of insurance contracts as at the date of the balance sheet.

As at 30 June 2022, changes in accounting estimates resulted in an increase in liabilities of life insurance contracts by RMB12,287 million and an increase in liabilities of long-term health insurance contracts by RMB1,842 million, which in aggregate reduced profit before tax by RMB14,129 million for the six months ended 30 June 2022.

The Company adopted prospective application method to deal with the changes in accounting estimates.

Commission File Number 001-31914

III. Conclusive Opinions of the Independent Directors and the Board of Supervisors

The Independent Directors and the Board of Supervisors of the Company considered the changes in accounting estimates, and approved the accounting treatment on the changes in accounting estimates made by the Company.

IV. Relevant Documents for Record

1.	Independent opinion from the Independent Directors of the Company

2.	Special statement of the Board of Directors of the Company on the changes in accounting estimates

3.	Special statement of the Board of Supervisors of the Company on the changes in accounting estimates

The Board of Directors of
China Life Insurance Company Limited
25 August 2022